Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711
Email: sam.goldstein@lfg.com

VIA EDGAR

July 11, 2025

Samantha Brutlag, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Bain Capital Total Credit Fund, LP a (the “Trust”)
	File Nos.:	File Nos. 333- 285896 and 811-24066
	Funds:	Lincoln Bain Capital Total Credit Fund (the “Fund”)

Dear Ms. Brutlag:

This letter responds to your comments, provided via email on April 14, 2025, to the Trust’s initial registration statement filed on Form N-2 on March 19, 2025. Any comments to the disclosure for one Fund will be applied to both Funds, where applicable.

The following are your comments and the Trust’s responses.

General

1.

We note that portions of the registration statement are incomplete. Please provide the staff with all missing information and disclosure for review as soon as practicable including, without limitation, the completed fee table, hypothetical expense examples, effects of leverage disclosure, references to the auditor, auditor consent, and financial statements.

RESPONSE: The Trust acknowledges this comment.

2.	Please confirm how the Fund intends to comply with the seed capital requirements of Section 14(a) of the Investment Company Act of 1940.

RESPONSE: The Fund’s adviser and subadviser have capitalized the Fund with an initial seed investment in compliance with the seed capital requirements of Section 14(a) of the Investment Company Act of 1940.

Cover Page

3.

Disclosure on the cover page states: “Under normal circumstances, credit investments will represent at least 80% of the Fund’s net assets.” Please include “plus borrowings for investment purposes” after “net assets.” This clarification should also be made on p. 1 of the prospectus under the subheading “Investment Opportunities and Strategies” in the “Summary of Terms” section and elsewhere, as appropriate.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711
Email: sam.goldstein@lfg.com

RESPONSE: The requested revision has been made.

4.

Disclosure on the cover page states, “The Fund will provide liquidity through quarterly offers to repurchase a limited amount of the Fund’s Shares (at least 5%).” Please clarify here that the Fund will provide only “limited liquidity” through the quarterly repurchase offers.

RESPONSE: The requested revision has been made.

5.

Disclosure on the cover page states, “There is no assurance that quarterly distributions paid by the Fund will be maintained at the targeted level or that distributions will be paid at all.” Please clarify what is meant by “targeted level” or delete the reference. The prospectus does not appear to include any disclosure regarding a specific “targeted level” of distributions.

RESPONSE: The disclosure has been revised to state: “There is no assurance that quarterly distributions paid by the Fund will be maintained at any targeted level or that distributions will be paid at all.”

Summary of Terms

6.

The prospectus states on p. 1 and pp. 47-48, that the fund’s sub-adviser, BCSF Advisors, LP (the “Sub-Adviser”) has entered into a Resource Sharing Agreement with an affiliate, Bain Capital Credit, LP under which Bain Capital Credit provides the Sub-Adviser with investment professionals, including portfolio managers, and access to other resources. Please supplementally describe to the staff the following:

(1) the specific services Bain Capital Credit and its employees will provide on the sub-adviser’s behalf and why those services do not amount to investment advisory services provided to the Fund;

RESPONSE: Pursuant to the Resource Sharing Agreement, Bain Capital Credit provides resources and services to the Sub-Advisor only and does not provide services of any kind to the Fund (including any advisory services) and does not receive any compensation from the Fund. In addition, all personnel of Bain Capital Credit are subject to the supervision of and will operate through the Sub-Advisor with respect to the Fund. As such, the Resource Sharing Agreement does not amount to an advisory contract under the 1940 Act.

(2) the extent to which the Sub-Adviser will depend on Bain Capital Credit’s personnel in providing investment advisory services;

RESPONSE: Bain Capital Credit has not and will not enter into an investment advisory agreement with the Fund. As noted above, while there will be common personnel between Bain Capital Credit and the Sub-Adviser, all persons providing sub-advisory services to the Fund will be working through and under the supervision of the Sub-Adviser.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711
Email: sam.goldstein@lfg.com

(3) whether personnel of Bain Capital Credit who provide investment advice with respect to the Fund will be supervised persons of the sub-adviser under Section 202(a)(25) of the Investment Advisers Act of 1940;

RESPONSE: The Registrant confirms that all personnel of Bain Capital Credit who provide Investment Advisory services will be supervised persons under Section 202(a)(25) of the Investment Advisers Act of 1940.

(4) whether and what fees are paid to Bain Capital Credit for the described services under the resource sharing agreement or otherwise;

RESPONSE: Bain Capital Credit receives no compensation for providing the services under the revenue sharing agreement and receives no compensation of any kind from the Fund. Certain overhead costs associated with the shared personnel and other resources will be allocated to the Sub-Adviser in accordance with the terms of the resource sharing agreement.

(5) whether Bain Capital Credit is considered to be a fiduciary with respect to the Fund in connection with providing the described services; and

RESPONSE: Bain Capital Credit has no advisory or other relationship with the Fund, does not provide services to the Fund, and is therefore not a fiduciary to the Fund.

(6) how Bain Capital Credit is affiliated with the sub-adviser and the Fund (i.e., controlled subsidiary, wholly or majority owned subsidiary), the registration status of Bain Capital Credit, and where it is domiciled.

RESPONSE: The Sub-Adviser, BCPC Advisors, LP, is a majority-owned subsidiary of Bain Capital Credit. Bain Capital Credit is currently registered with the SEC as an investment adviser, was incorporated in Delaware and has its principal place of business in Massachusetts.

Summary of Fees and Expenses

7.	Please clarify any assumptions in relation to the treatment of the incentive fee in the expense example on p. 13.

RESPONSE: The expense examples do not reflect an incentive fee, as the hurdle rate for an incentive fee would be greater than the 5% return that Form N-2 requires for the expense examples.

Investment Objective, Opportunities and Strategies

8.	Please confirm supplementally to the staff whether the Fund intends to “warehouse” any investments prior to launch. If so, the staff may have additional comments.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711
Email: sam.goldstein@lfg.com

RESPONSE: There are currently no plans to warehouse investments. The Fund will update its disclosure accordingly if this were to change.

Types of Investments and Related Risks

9.

Under the sub-heading “Risks Related to Investment Strategies, Fund Investments, and the Fund’s Investment Program”, the Fund has included a risk entitled “Risks of Certain Non-U.S. Investments” on pp. 39-40. This risk does not address the risks of investing in emerging markets, even though the strategies section notes on p. 18 that the “Fund expects to make investments in non-U.S. entities, including issuers in emerging markets.” If this is part of the fund’s principal investment strategy, please include risk disclosure regarding emerging markets, or add a separate emerging markets risk.

RESPONSE: Upon review, investment in emerging markets is not a principal component of the Fund’s investment strategy. As such, the Registrant has removed such references to “emerging markets” from the discussion of the Fund’s principal investment strategy.

Management of the Fund

10.

In the section entitled “Portfolio Managers” on p. 59, Form N-2 requires the Fund to disclose, among other things, each portfolio manager’s business experience during the past 5 years. Please revise the disclosure to clarify the roles and titles each Portfolio Manager has held at Bain Capital within the past 5 years. If they’ve held their current positions for more than 5 years, please add the year they acquired their current titles. See Item 9.1.c of Form N-2.

RESPONSE: The requested revision has been made.

Investment Management Fee and Incentive Fee

11.	Under the sub-heading “Incentive Fee” on p. 63, please include examples and/or graphical representations showing how the incentive fee works, including the hurdle rate and catch-up components.

RESPONSE: The requested revision has been made. The following text is added:

The incentive fee in each calendar quarter is paid to the Adviser as follows:

•	No incentive fee in any calendar quarter in which the applicable class’s Pre-Incentive Fee Net Investment Income does not exceed the hurdle of 1.50% (6.00% annualized) of NAV of the class;

•

100% of the applicable class’s Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle but is less than 1.765% (7.06% annualized) of the class’s NAV in any calendar quarter. This portion of the Fund’s Pre-Incentive Fee Net Investment Income (which exceeds the hurdle but is less than or equal to 1.765% (7.06% annualized) of NAV) is the “catch-up.” The “catch-up” is meant to provide the Adviser with 15% of the applicable class’s Pre-Incentive Fee Net Investment Income as if a hurdle did not apply if Pre-Incentive Fee Net Investment Income meets or exceeds 1.765% (7.06% annualized) of the class’s NAV in any calendar quarter; and

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711
Email: sam.goldstein@lfg.com

•

15% of the amount of the applicable class’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 1.765% (7.06% annualized) of the class’s NAV in any calendar quarter is payable to the Adviser (that is, once the hurdle is reached and the catch-up is achieved, 15% of all Pre-Incentive Fee Net Investment Income thereafter is paid to the Adviser).

•	The following chart shows how the Incentive Fee would vary based on different amounts of Pre-Incentive Fee Net Investment Income:

Income Per Quarter, % of Beginning Net Assets	Incentive Fee Payable to Investment Adviser	Effective Split of Incremental Income
≤ 1.50%	0%	100% to shareholders
> 1.50% up to 1.765%	100% of income in this band	0% to shareholders / 100% to Adviser
> 1.765%	15% of income above 1.765%	85% to shareholders / 15% to Adviser

Thus, whenever quarterly pre-incentive-fee net investment income exceeds 1.765% of beginning net assets, the Adviser receives an Income Fee equal to 15% of that income for the quarter; income below the hurdle accrues entirely to shareholders.

No Incentive Fee is payable to the Adviser on capital gains, whether realized or unrealized. In addition, the amount of the Incentive Fee is not affected by any realized or unrealized losses that the Fund may suffer.

***

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.

Christian Pfeiffer, Esq.

Teriana Griggs

Stacey Angel